FORM 51-102F3
MATERIAL CHANGE REPORT
Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

ITEM 1: NAME AND ADDRESS OF REPORTING ISSUER

Shaw Communications Inc. (“Shaw”)
630 — 3rd Avenue S.W., Suite 900
Calgary, Alberta
T2P 4L4

ITEM 2: DATE OF MATERIAL CHANGE

May 3, 2010.

ITEM 3: NEWS RELEASE

An initial news release was issued by Shaw and disseminated through Marketwire prior to the open of markets on May 3, 2010 and was subsequently filed on SEDAR at www.sedar.com.

ITEM 4: SUMMARY OF MATERIAL CHANGE

Shaw has entered into agreements (the “Agreements”) to acquire 100% of the over-the-air and specialty television businesses of Canwest Global Communications Corp. (“Canwest”), including all of the equity interests in CW Investments Co., the Canwest subsidiary that owns the specialty television channels acquired from Alliance Atlantis Communications Inc. in 2007 (the “CW Media Group”), for approximately $2.0 billion (including approximately $815 million of net debt at the CW Media Group level).

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

On February 12, 2010, Shaw had announced an agreement (the “Subscription Agreement”) with Canwest, which was supported by certain 8.0% senior subordinated noteholders (the “Noteholders”) who were represented by the ad hoc committee of Noteholders (the “Ad Hoc Committee”), regarding a minimum 20% equity investment in a restructured Canwest (“Restructured Canwest”). The Subscription Agreement was approved by the Canwest Board and the Ontario Superior Court of Justice (the “Court”), but was subject to certain conditions, including the resolution of matters under the shareholders agreement with certain entities affiliated with Goldman Sachs Capital Partners (the “GS Entities”) regarding Canwest’s interest in the CW Media Group. To resolve these issues, Shaw has entered into agreements, described below, pursuant to which Shaw will acquire all of the GS Entities’ interests in the CW Media Group for $700 million, which amount is included in the $2.0 billion figure noted above. In addition, Shaw has agreed to amend the Subscription Agreement such that it will now acquire 100% of the shares of Restructured Canwest.

CW Media Group Share Purchase

Shaw has entered into a share and option purchase agreement with the GS Entities pursuant to which Shaw has acquired from the GS Entities approximately 29.9% of the voting shares and 49.9% of the equity shares of CW Investments Co. (the “Initial Purchase”). As part of the Initial Purchase, Shaw also acquired an option to acquire the remaining voting and equity shares of CW Investments Co. held by the GS Entities, representing an additional approximately 3.4% of the voting shares and 14.8% of the equity shares. The exercise of the option is subject to the approval of the Canadian Radio-television and Telecommunications Commission (the “CRTC”) and is expected to take place concurrently with the closing of the Canwest recapitalization transaction.

Amended Recapitalization Transaction

Shaw, Canwest and the members of the Ad Hoc Committee have amended the terms of the proposed recapitalization transaction involving Canwest, Canwest Media Inc. (“CMI”) and certain of CMI’s subsidiaries (together, the “CMI Entities”).

Under the amended agreements entered into with Canwest and certain Noteholders, Canwest creditors will receive a total of US$440 million plus $38 million in cash in compromise of their debt and other claims against certain Canwest entities pursuant to a plan to be effected under the Companies’ Creditors Arrangement Act (the “CCAA”). The CCAA plan remains subject to certain conditions, including Canwest creditor and Court approvals. This transaction is also subject to regulatory approvals from the CRTC and the Competition Bureau.

The amended recapitalization transaction contemplates a purchase by Shaw of all of the shares of Restructured Canwest, as part of the proposed recapitalization transaction. Approximately US$440 million of the aggregate subscription price will be allocated to satisfy the claims of the Noteholders against the CMI Entities. The remaining $38 million will be allocated to satisfy the claims of the CMI Entities’ other unsecured creditors. The shares of Canwest held by existing shareholders will be extinguished without compensation.

ITEM 6: RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7: OMITTED INFORMATION

Not applicable.

ITEM 8: EXECUTIVE OFFICER

The following executive officer of Shaw is knowledgeable about the material change and this report:

Steve Wilson
Senior Vice President and Chief Financial Officer
403-750-4500

ITEM 9: DATE OF REPORT

DATED at Calgary, Alberta this 12th day of May, 2010.